

September 5, 2023

Devin McGranahan
President and Chief Executive Officer
The Western Union Company
7001 East Belleview Avenue
Denver, CO 80237

      Re: The Western Union Company
          Form 10-K for Fiscal Year Ended December 31, 2022
          Filed February 23, 2023
          Item 2.02 Form 8-K Dated July 26, 2023
          File No. 001-32903

Dear Devin McGranahan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 72

1.   Please provide us with a quantified breakout for each period presented of the amounts included in the other non-cash items, net line item of your cash flows from operating activities. Please also present material amounts included in this line item as separate line items in your cash flows from operating activities. Refer to ASC 230-10-45-28.

Item 2.02 Form 8-K Dated July 26, 2023

Exhibit 99.1

2.   You present Adjusted EBITDA as a non-GAAP performance measure. Please revise your reconciliation of this measure to begin with net income, which is the most directly

comparable GAAP measure. Refer to Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also, present/discuss net income margin, when Adjusted EBITDA margin is presented/discussed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services